

September 21, 2023

Samar Kamdar
Chief Financial Officer
biote Corp.
1875 W. Walnut Hill Ln, #100
Irving, TX 75038

> **Re: biote Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **Form 8-K filed on August 10, 2023**
> **File No. 001-40128**

Dear Samar Kamdar:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 64

1.　We note within your non-GAAP reconciliation that you present certain line items including but not limited to "Loss from extinguishment of debt and other non-operating items," "Transaction-related expenses," and "Litigation and other." Please tell us and revise future filings to quantify and explain the components of these adjustments including the nature of the charges and what they represent. Within your discussion, explain how these adjustments comply with the guidance in Item 10(e) of Regulation S-K and the Non-GAAP Financial Measures Compliance & Disclosure Interpretations ("Non-GAAP C&DI"). Please note that this comment also applies to your Forms 10-Q for the quarter ended March 31, 2023 and June 30, 2023 and your Form 8-K filed on August 10, 2023.

Form 8-K filed on August 10, 2023

Exhibits

2.   We note your disclosure related to "Adjusted EBITDA Margin" does not label this as a non-GAAP measure or provide a reconciliation to the most directly comparable GAAP measure. Please revise future filings to provide a reconciliation to the most directly comparable GAAP measure and to include the disclosures outlined in Item 10(e) of Regulation S-K.

3.   We note you provide a range of forward-looking adjusted EBITDA without providing reconciliations to the most directly comparable GAAP measure or a statement that providing such reconciliations requires unreasonable efforts. In future filings, please provide reconciliations to the most directly comparable GAAP measure. If all the information necessary for the reconciliations is not available without unreasonable efforts, identify and disclose the information that is unavailable and its probable significance. Also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10(b) of the Non-GAAP C&DI.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences